Filed Pursuant to Rule 424(b)(3) Registration No. 333-115353

The Beacon Financial Futures Fund, L.P.

Supplement to the Prospectus Dated May 13, 2005

Monthly Report through October 31, 2005

Beacon Management Corporation • 116 Village Blvd, Suite 210 • Princeton, New Jersey 08540

Phone: 609.514.1801 • Fax: 609.514.1806

The Beacon Financial Futures Fund, L.P.

Unaudited Statement for Period from 5/13/2005 to 10/31/2005

Statement of Income (Loss) for the Partnership

Trading Income (Loss)
Realized Gain/Loss (gain/loss on closed positions)	($18,172.19)
Unrealized Gain/Loss (change in value of open positions)	37,646.25
Brokerage Commissions	(2,182.00)

Total Trading Income	17,292.06

Fees and Expenses
Fixed Asset Fee	(31,291.70)
Administrative and Operating Expenses[1]	(16,006.99)
Change in Accrued Performance Fee	0.00

Total Fees and Expenses	(47,298.69)
Interest Income	19,401.33

Net (Loss) for the Period	($10,605.30)

Statement of Changes in Net Asset Value (NAV)
Beginning of Period Net Asset Value	$0.00
Subscriptions	1,537,000.00
Redemptions	(503,307.16)
Net Income (Loss)	(10,605.30)

End of Period Net Asset Value	$1,023,087.54

Ending Unit Asset Value	$989.38
Rate of Return	-1.06%

1 Reflects a $13,800 expense reimbursement from the General Partner.

To the best of my knowledge and belief, the information above is accurate and complete.

/s/ Mark S. Stratton

President, Beacon Management

General Partner of The Beacon Financial Futures Fund, L.P.

ADDENDUMS AND REVISIONS

Page 22, right column: Delete paragraph 2, biography of Karen L. Zaramba, who is no longer with Beacon Management Corporation effective September 15, 2005.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

The Beacon Financial Futures Fund, L.P. (“Fund”) commenced trading operations on May 16, 2005. Longer term interest rate products performed well during May, with treasury bonds being a notable winner. The gains were offset by losses in the Eurodollar. The currency sector incurred a net loss with profits in the Japanese yen offset by losses in the Canadian dollar.

Market activity was mixed in June, as some markets exhibited relatively smooth trends, while others were marked by reversals and volatility. The Swiss franc, euro, British pound, and Japanese yen had positive returns for June. These gains were overshadowed by losses in the Canadian dollar and Australian dollar. The interest rate sector was negative on the month, led by the Eurodollar contract. The 10-year T-note was slightly positive on the month, while the Treasury bond and 5-year T-note posted modest losses.

The Fund posted a loss for July. The currency sector posted a gain as the Japanese yen, Swiss franc, and British pound all moved lower in value relative to the dollar, extending their long-term trends. The Australian dollar reversed direction early in the month, resulting in a modest loss. The Canadian dollar was more volatile, also resulting in a small loss. The interest rate sector was marked by uneven performance. Eurodollars continued their downward trend as prices moved steadily lower in July, reflecting rising interest rates in the United States, yielding solid profits. These gains were countered by losses in the longer term interest rate contracts which were marked by trend reversals, as prices fell in July, putting an end to 3 months of upward price movement.

The Fund posted a loss for August. The currency sector posted a small net gain led by the Canadian dollar, which continued a trend toward higher prices. Those gains were partially offset by losses in the remaining currencies, all of which rose briefly at the beginning of the month and then declined in response to a stronger dollar. The interest rate sector incurred a net loss for the month. The Eurodollar market was the largest contributor to this loss, as the market exhibited substantial volatility. Coming off a trend toward lower prices, Eurodollar prices reversed at the start of the month, and spiked higher. This price increase reflected the market’s expectation that the Federal Reserve would lower short-term interest rates in the near-term. The remaining interest rate contracts incurred similar but smaller losses as longer-term rates moved in tandem with short-term rates.

The Fund posted a gain for September. The currency sector posted a gain led by the Canadian dollar which traded to a high price relative to the U.S. dollar reflecting the value of its natural resources coupled with the strength of its economy. The other major foreign currencies traded lower relative to the U.S. dollar. The interest rate sector also posted a gain for the month led by the Eurodollar market, as the trend toward higher U.S. interest rates resumed. The price decline reflected the market’s expectation that the Federal Reserve would continue to raise short-term interest rates during the final months of the year. The remaining interest rate contracts generally traded to lower prices and higher yields in sympathy with the short-term rates.

The Fund posted a gain for October. The currency sector posted a gain led by the Japanese Yen which traded to a lower price relative to the U.S. dollar continuing a trend that began in January 2005. The Yen has now declined nearly 14% since the beginning of the year. The other major foreign currencies had relatively modest fluctuations to the U.S. dollar. The interest rate sector also posted a gain for the month. The Eurodollar market was the largest contributor to this gain, as the trend toward higher U.S. interest rates continued. The price decline reflected the market’s expectation that the Federal Reserve would continue to raise short-term interest rates during the final months of the year. The remaining interest rate contracts generally traded to lower prices, higher yields in sympathy with the short-term rates.

PAST RESULTS ARE NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

Performance of The Beacon Financial Futures Fund, L.P.

2005
January	n/a
February	n/a
March	n/a
April	n/a
May	-0.22%
June	-1.55%
July	-0.12%
August	-1.43%
September	1.09%
October	1.20%
November
December
Year	-1.06%

PAST RESULTS ARE NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

Capsule I–Enhanced Financial Program

Enhanced Financial Pro Forma Performance Table 3

Extracted from the Meka Partners L.P. (Privately-Offered) account shown in Capsule II

	2005	2004	2003	2002	2001	2000
January	-1.23%	1.80%	4.22%	-0.71%	5.37%	-1.35%
February	0.18%	-1.73%	2.18%	-0.22%	0.60%	0.35%
March	-0.62%	-1.89%	-1.23%	-7.98%	7.13%	-0.74%
April	-7.39%	-10.43%	2.50%	1.34%	-6.91%	6.67%
May		-2.53%	10.00%	9.52%	3.80%	1.86%
June		-0.71%	-0.14%	11.10%	-2.02%	-9.24%
July		-3.04%	-12.88%	1.04%	1.32%	1.88%
August		-0.74%	-2.21%	0.24%	2.91%	4.88%
September		-0.45%	-4.03%	3.07%	8.75%	2.80%
October		0.82%	0.12%	-2.87%	4.07%	8.27%
November		2.99%	1.24%	-4.69%	-8.23%	5.33%
December		0.15%	1.61%	10.31%	2.18%	9.92%
Year	-8.93%	-15.23%	-0.28%	19.82%	18.99%	33.44%

3 Through April 2005, Enhanced Financial performance is extracted from the Meka Partners L.P. account as shown in Capsule II, which trades the Meka program. The monthly rate of return is calculated by dividing the net performance by the beginning equity of the Partnership. Net performance is the actual trading income attributable to the currency and domestic interest rate markets in addition to interest income less pro forma fees. Fixed fees of 6.90% per year are applied to the Pro Forma in addition to brokerage commissions historically paid (which have averaged over 0.50% per year) yielding total Pro Forma fixed fees and expenses of 7.4% which is equal to the expected costs in the Fund (6.3% fixed fee and 0.5% estimated commissions plus 0.6% estimated expenses. Incentive fees of 20% are applied to the Pro Forma in addition to the fees described above.

Capsule II–Other Performance

Meka Partners L.P.

Performance Table 3,4

	2005	2004	2003	2002	2001	2000
January	-0.32%	4.92%	19.46%	-7.98%	-2.62%	-5.95%
February	-0.93%	4.39%	7.53%	-1.45%	1.66%	5.65%
March	1.52%	0.68%	-16.58%	-8.77%	12.42%	4.89%
April	-14.61%	-14.26%	3.86%	2.98%	-8.78%	4.48%
May		-7.52%	5.26%	12.36%	3.96%	-0.12%
June		7.46%	-9.77%	4.12%	6.70%	3.47%
July		2.49%	-6.94%	1.96%	-9.81%	-0.29%
August		-12.03%	-11.52%	10.82%	-10.47%	18.30%
September		5.80%	-5.08%	2.96%	4.22%	-7.29%
October		3.00%	25.00%	-9.50%	12.73%	9.90%
November		3.32%	2.61%	-4.21%	-17.56%	0.72%
December		2.00%	-2.31%	2.15%	0.93%	15.85%
Year	-14.39%	-2.70%	3.53%	2.69%	-11.12%	57.81%

3 Meka Partners L.P. returns equal trading income plus interest net of commissions, administrative fees, and applicable management and incentive fees divided by the sum of the beginning equity. The Partnership includes investors in three different fee classes. Class A-1 pays an annual 2.4% management fee monthly and 25% incentive fee annually; Class A-2 pays an annual 2.4% management fee monthly and 25% incentive fee quarterly; and Class B pays no management or incentive fees.

4 This table is included for disclosure purposes only and should not be construed as an offer to purchase units in Meka Partners L.P. which is only available to certain accredited investors.

PAST RESULTS ARE NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.